Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

February 23, 2012

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated February 9, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael Klayko, Chief Executive Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Form 10-K for the fiscal year ended October 29, 2011 filed on December 20, 2011.

In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

Item 7.Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income tax provision (benefit), page 47

1.	Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

United States Securities and Exchange Commission

February 23, 2012

We confirm that we considered providing disclosures to explain the impact on our effective income tax rates and obligations of having a significant amount of our earnings in countries where we have lower tax rates. We advise the Staff that we provided the following disclosures:

•	The comparative tax rate differential and its impact on the effective tax rate are highlighted in the rate reconciliation table under income tax footnote 15 (page 103).

•	Obligations of having significant earnings in foreign jurisdictions which have lower rates than that of the U.S. is disclosed in the MD&A Liquidity section Income Taxes (page 51 paragraphs 1 and 2).

•

Disclosures regarding geographic mix of earnings and operations are also discussed in the MD&A section Revenues (page 36) by presenting a table of net revenues by geographical area, and in the income tax footnote 15 (page 103) by providing the U.S. and international income table, components of U.S. and non-U.S. tax expense, and tax rate reconciliation.

We do not believe further disclosure is required, as the significant outlier in fiscal 2011 was the $200 million cash repatriation dividend which is disclosed as noted below. Earnings and tax rates in material jurisdictions are not expected to change in a significant manner which would require further disclosure.

We believe we have met the disclosure criteria (i.e., unusual events or changes that materially affect income) of Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350 as we have made the following disclosures:

•

The $200 million cash repatriation dividend from our offshore operations in the 4th quarter of fiscal 2011 is an unusual transaction which was disclosed in the MD&A section Income Tax Provision (Benefit) (page 47) where comparative tax rate impact year-over-year was presented along with a description of the items affecting such years. It is further described and its tax impact was reported in the MD&A section Liquidity and Capital Resources (page 49 paragraph 2), as well as in the Liquidity section Income Taxes (page 51 paragraph 1). Finally, in the income tax footnote 15’s tax rate reconciliation (page 103 and page 104 paragraph 1), the transaction and its effect to the tax expense reported is disclosed.

•

Other significant components, which in our judgment influence our tax rate, have been disclosed. Namely, these factors are fluctuations in the product mix, geographic distribution of earnings, the buying behavior of our OEM and channel partners, and discrete items such

United States Securities and Exchange Commission

February 23, 2012

as changes in unrecognized tax benefits resulting from changes in tax law and settlement of tax audits. They have been disclosed in the MD&A section Income tax provision (benefit) (page 47 paragraph 2 and page 48 paragraphs 2 and 3) and in the income tax footnote 15 (page 104 paragraphs 1, 3 and 4, page 105 paragraph 7, and page 106 paragraph 2).

However, in light of the Staff’s comment, in our future annual Form 10-K filings, we will add the following disclosure in our MD&A and income tax footnote:

“The effective tax rate in fiscal year 20XX is lower than the 35% U.S. federal statutory rate primarily due to earnings in our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. Earnings of our subsidiaries outside of the U.S. primarily relate to our European and Asia Pacific businesses, which are headquartered in Switzerland.”

Liquidity and Capital Resources

Fiscal Year 2010 Compared to Fiscal Year 2009, page 50

2.	We note your disclosure that your operating cash flow was impacted by a “decrease in accrued employee compensation.” As this change of approximately $100 million was significant to your operating cash flow in 2010, please explain to us in greater detail the reason for the significant change in cash flows from employee compensation.

Our decrease in accrued employee compensation was primarily due to significant payments made in 2010 related to employee bonuses based on Company performance that were earned in fiscal 2009 and therefore accrued at the end of fiscal 2009. Our accrual for employee bonuses was significantly lower at the end of fiscal 2010 when compared to fiscal 2009 because the Company’s second half of fiscal 2010 performance did not meet the criteria for employee bonuses to be earned and therefore was not accrued at the end of fiscal 2010. In our Results of Operations in our MD&A we discussed research and development expenses (page 40) and general and administrative expenses (pages 42-43) for the year ended October 30, 2010 compared with the year ended October 31, 2009. In this discussion lower bonuses are noted as a driver of a reduction in our salaries and wages expenses in fiscal 2010. This is consistent with the decrease in accrued employee compensation on our cash flows statement.

United States Securities and Exchange Commission

February 23, 2012

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Reclassification, page 68

3.	We note your reclassification of system engineer costs from cost of revenues to sales and marketing expenses during fiscal year 2010. Your disclosure indicates that the system engineer costs have migrated over time, but that prior periods prior to 2010 have not been updated for the new cost classification. If the individuals in question played a dual role in your operations, please tell us why you have not allocated system engineer costs during the transition periods prior to 2010. We also note that you have provided pro forma gross margin and sales and marketing expenses for fiscal year ended October 31, 2009 in your MD&A. Please tell us how these pro forma amounts were determined and tell us why you have provided a pro forma presentation for fiscal year 2009 rather than presenting the reclassification in your financial statements. As part of your response, please tell us how you determined that this was a “reclassification” rather than an error. Refer to the authoritative guidance you relied upon.

We believe our income statement classifications are in accordance with Regulation S-X Rule 5-03 “Income Statements.” Prior to fiscal 2010 the primary activities of a system engineer were related to post-sales support of a customer with a direct link to revenue, and therefore, their compensation and related benefits were appropriately classified in cost of revenues. These activities included advice on post-sale technical issues and post-sale configuration support. During fiscal 2009 we began to build up our Global Services organization to be able to take on the post-sales support that our system engineers were providing because we wanted our system engineers to be part of the sales process. We added 64 employees in the second half of the fiscal year to our Global Services organization to enable this change. The buildup was substantially completed at the end of 2009 and the system engineers were no longer necessary for post-sales support. Therefore as fiscal 2010 began, the primary role of our system engineers was to spend their time in pre-sales activity to generate future business. This included providing guidance on technology trends to customers and partners as well as presenting technical aspects of our products to potential customers. Based on this change in role, our system engineers’ compensation, related benefits and other expenses were included in sales and marketing expenses beginning in fiscal 2010. We did not allocate costs between classifications during the periods prior to fiscal 2010 because the dual role of a system engineer was minimal in these periods and it would not have been practical to determine an allocation. We believe the change in presentation in 2010 was in accordance with Regulation S-X Rule 5-03 “Income Statements.”

United States Securities and Exchange Commission

February 23, 2012

We do not believe it was appropriate to reclassify any amounts prior to fiscal 2010 in our financial statements because the expenses related to our system engineers was properly presented in cost of revenues for such periods based on the reasons described above.

This change in presentation does not fall under ASC 250-10-20 250 “Accounting Changes and Error Corrections” because it is not a change in an accounting principle, an accounting estimate, or the reporting entity and is not a correction of an error for the reasons described above.

Our financial systems track the departmental expenses of our system engineers. This was the basis of the amount that was used for the pro forma gross margin and sales and marketing expenses presentation. We elected to include a pro forma presentation for fiscal 2009 to allow a reader of our financial statements to have an insight to these expenses over comparable periods to ensure transparency within our financial statements (page 68) and MD&A (page 37).

Note 21. Guarantor and Non-Guarantor Subsidiaries, page 109

4.	Please tell us how you concluded that your subsidiary guarantors meet the requirements of Rule 3-10(f) of Regulation S-X. Also, tell us how you considered the disclosures required by Rule 3-10(i)(8) of Regulation S-X.

We considered the following facts when we concluded that our subsidiary guarantors meet the requirements of Rule 3-10(f) of Regulation S-X:

•	Each of our subsidiary guarantors is fully owned by parent company issuer;

•	Subsidiary guarantors’ guarantees are joint and several;

•

The guarantees by our subsidiary guarantors are not “full and unconditional,” as they could be automatically released under certain circumstances. However, each of such circumstances is included as a customary circumstance in the example from section 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance. Accordingly, we concluded that we may rely on Rule 3-10 of Regulation S-X, as the other requirements of Rule 3-10 were met;

•

The Company’s annual report included, in a footnote, condensed consolidated financial information of the parent company, subsidiary guarantors, on a combined basis, and other subsidiaries, on a combined basis, as required by Rule 3-10(f)(4) of Regulation S-X.

United States Securities and Exchange Commission

February 23, 2012

We disclosed that each guarantor subsidiary is 100% owned by the Company, stating that the consolidated financial statements include the accounts of the Company and its wholly-owned (100% owned) subsidiaries, in the Note 1 “Basis of presentation” on page 68. We disclosed that the subsidiary’s guarantees will be automatically and unconditionally released and discharged under the certain customary circumstances and detailed these circumstances in the Note 9 “Borrowings” on page 85. We did not explicitly disclose that the guarantees of subsidiary guarantors are joint and several.

In future filings, to make our required disclosures more transparent, we will consolidate all disclosures required by Rule 3-10(i)(8) of Regulation S-X into our Guarantor and Non-Guarantor Subsidiaries footnote (“Guarantor footnote”). We will also include a statement that the guarantees made by our subsidiary guarantors are joint and several.

5.	Please explain to us how you are accounting for your Parent’s investment in its subsidiaries as presented in the Parent Column on pages 110 and 111 and tell us how you considered the guidance in Rule 3-10(i)(3) of Regulation S-X. In this regard, we note that the parent company should present its investments in all subsidiaries based upon the parent’s proportionate share of the subsidiaries’ net assets (e.g., similar to presenting them on the equity method). Similar concerns apply to your presentation in the statements of operations. In this regard, we would expect that you would present equity in income (loss) of your subsidiaries.

We account for the Parent’s investment in its subsidiaries in the parent column as a component of other non-current assets and as a component of shareholders equity in the subsidiary’s column. Both the investment and the equity are eliminated through consolidating adjustments to prepare the consolidated financial statements of the Company.

We note the guidance in Rule 3-10(i)(3) of Regulation S-X and acknowledge the requirement for the parent company column to separately present investments in all subsidiaries based upon their proportionate share of the subsidiary’s net assets. We also acknowledge that the consolidating adjustments to eliminate the investment in subsidiaries and any related income or loss have been inadvertently included in the parent company column instead of the consolidating adjustments column in preparation of our Guarantor footnote.

Accordingly, in future filings we will revise our presentation of the Guarantor footnote’s financial information to present a separate line item for investment in subsidiaries on the Balance Sheet and a separate line item for equity in net income (loss) of our subsidiaries in the Statement of Operations.

United States Securities and Exchange Commission

February 23, 2012

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at dfairfax@brocade.com or (408) 333-7075 with a copy to Tyler Wall, Vice President, General Counsel and Corporate Secretary at twall@brocade.com or (408) 333-5547. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By:	/s/ Daniel W. Fairfax
Daniel W. Fairfax
Chief Financial Officer

cc: Tyler Wall